November 24, 2014

Daniel L. Gordon

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2013

File No.: 333-143602

Dear Mr. Gordon:

This letter is in response to your Comment Letter dated October 31, 2014.

General

1.

An Amendment with the signature has been filed. The signature was inadvertently omitted during the EDGARIZATION process when the original Form was filed.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

2.

After the conversions, Mr. Wolff owned 3,800,000 shares of our common stock which equals 4.37% of the total 86,600,000 shares outstanding. Mr. Wolff does not currently provide any legal services to us.

Controls and Procedures

3.

All amounts and disclosures were appropriate in the initial filing as were the signatures on the management representations included as Exhibits. The other signature was left out during the EDGARIZATION process. It was an isolated incident.

4.

The steps were underway in November 2013 and in place by January 2014 as clarified in the amendment.

5.

See Item 4.

Balance Sheets

6.

The assets relating to the discontinued business at December 31, 2012 were insignificant. The liabilities were all due to a related party. We believed that leaving that disclosure was more significant than referring to it as liabilities of a discontinued operation. All other liabilities were corporate in nature and were not impacted by the discontinuance of any product or operation.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  AI Document Services, Inc.

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